July 26, 2019

Michael Mo
Chief Executive Officer
KULR Technology Group, Inc.
1999 S. Bascom Ave., Suite 700
Campbell, California 95008

       Re: KULR Technology Group, Inc.
           Registration Statement on Form S-3
           File No. 333-232614
           Filed July 11, 2019

Dear Mr. Mo:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Jay Yamamoto, Esq.